UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 23rd April, 2014	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 22nd April, 2014 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about outcome of the Board meeting of the Bank.

22nd April, 2014

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Audited Annual Financial Results for the Financial Year ended 31st March 2014

We attach herewith a file containing the Audited Financial Results (both Standalone and Consolidated) for the year ended 31st March 2014, segment reporting and summarized Balance Sheet as on 31st March, 2014 duly approved by the Board at its meeting held today. The Reports of Auditor’s and the Press Release in this regard are also enclosed.

The aforesaid audited annual financial results have been submitted to the stock exchanges in India as per the listing requirements of those stock exchanges.

We are also pleased to inform that the Bank’s Profit Before Tax for the year was Rs.12,772.1 Crore, an increase of 31% over the previous year. With effective Tax Rate for the year at 33.6% as against 31% for the previous year, the net profit for the year ended 31st March, 2014 was Rs.8478.4 Crore, up 26% over the previous year. The Board of Directors have recommended a dividend of Rs.6.85 per equity share of Rs. 2/- each (i.e. 343%) out of the net profits for the year ended 31st March, 2014.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl.: a/a.

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2014

						( in lacs)
	Particulars	Quarter ended 31.03.2014	Quarter ended 31.12.2013	Quarter ended 31.03.2013	Year ended 31.03.2014	Year ended 31.03.2013
		Audited*	Unaudited	Audited*	Audited*	Audited*
1	Interest Earned (a)+(b)+(c)+(d)	1078856	1059068	932391	4113554	3506487
	a) Interest / discount on advances / bills	848701	818306	708653	3168692	2682239
	b) Income on Investments	221790	230940	209585	903685	782026
	c) Interest on balances with Reserve Bank of India and other inter bank funds	7642	8515	7780	35599	28163
	d) Others	723	1307	6373	5578	14059
2	Other Income	200142	214827	180363	791964	685262
3	TOTAL INCOME (1)+(2)	1278998	1273895	1112754	4905518	4191749
4	Interest Expended	583592	595591	502865	2265290	1925375
5	Operating Expenses (i)+(ii)	317472	289507	313617	1204219	1123612
	i) Employees cost	106124	97297	100533	417898	396538
	ii) Other operating expenses	211348	192210	213084	786321	727074
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	901064	885098	816482	3469509	3048987
7	Operating Profit before Provisions and Contingencies (3)-(6)	377934	388797	296272	1436009	1142762
8	Provisions (other than tax) and Contingencies	28613	38884	30054	158802	167700
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	349321	349913	266218	1277207	975062
11	Tax Expense	116669	117343	77234	429367	302434
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	232652	232570	188984	847840	672628
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	232652	232570	188984	847840	672628
15	Paid up equity share capital (Face Value of 2/- each)	47981	47892	47588	47981	47588
16	Reserves excluding revaluation reserves				4299884	3573826
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio
	(a) Basel II	NA	NA	16.8%	NA	16.8%
	(b) Basel III	16.1%	14.7%	NA	16.1%	NA
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	9.7	9.8	8.0	35.5	28.5
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	9.6	9.7	7.9	35.2	28.2
	(iv) NPA Ratios
	(a) Gross NPAs	298928	301784	233464	298928	233464
	(b) Net NPAs	82003	79734	46895	82003	46895
	(c) % of Gross NPAs to Gross Advances	1.0%	1.0%	1.0%	1.0%	1.0%
	(d) % of Net NPAs to Net Advances	0.3%	0.3%	0.2%	0.3%	0.2%
	(v) Return on assets (average) - not annualized	0.5%	0.5%	0.5%	2.0%	1.9%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1448829678	1444372788	1429766866	1448829678	1429766866
	- Percentage of Shareholding	60.4%	60.3%	60.1%	60.4%	60.1%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	407004657	407004657	406436064	407004657	406436064
	- Percentage of Shareholding	17.0%	17.0%	17.1%	17.0%	17.1%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	22.6%	22.7%	22.8%	22.6%	22.8%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

						( in lacs)
Particulars		Quarter ended 31.03.2014	Quarter ended 31.12.2013	Quarter ended 31.03.2013	Year ended 31.03.2014	Year ended 31.03.2013
		Audited	Unaudited	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	266743	301530	265639	1178670	971102
b)	Retail Banking	1088123	1065006	920165	4080486	3491965
c)	Wholesale Banking	508128	517842	435538	1964534	1763382
d)	Other Banking Operations	145248	132924	116979	503355	390256
e)	Unallocated	—	—	5889	258	11277
	Total	2008242	2017302	1744210	7727303	6627982
	Less: Inter Segment Revenue	729244	743407	631456	2821785	2436233

	Income from Operations	1278998	1273895	1112754	4905518	4191749

2	Segment Results
a)	Treasury	12565	8006	2100	41230	22500
b)	Retail Banking	157893	151297	117679	568541	442415
c)	Wholesale Banking	150037	154934	129078	594011	475196
d)	Other Banking Operations	47620	61150	50655	192046	156412
e)	Unallocated	(18794)	(25474)	(33294)	(118621)	(121461)

	Total Profit Before Tax	349321	349913	266218	1277207	975062

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	12241141	10436562	11480639	12241141	11480639
b)	Retail Banking	(12909019)	(11518070)	(9696648)	(12909019)	(9696648)
c)	Wholesale Banking	5305539	5711662	2429843	5305539	2429843
d)	Other Banking Operations	1259579	1113961	1031495	1259579	1031495
e)	Unallocated	(1549375)	(1454981)	(1623915)	(1549375)	(1623915)

	Total	4347865	4289134	3621414	4347865	3621414

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes:

1	Statement of Assets and Liabilities as on March 31, 2014 is given below.

		( in lacs)
Particulars	As at 31.03.2014	As at 31.03.2013
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	47981	47588
Reserves and Surplus	4299884	3573826
Deposits	36733748	29624698
Borrowings	3943900	3300660
Other Liabilities and Provisions	4134439	3486418

Total	49159952	40033190

ASSETS
Cash and Balances with Reserve Bank of India	2534563	1462740
Balances with Banks and Money at Call and Short notice	1423801	1265277
Investments	12095107	11161360
Advances	30300028	23972064
Fixed Assets	293992	270308
Other Assets	2512461	1901441

Total	49159952	40033190

2	The above results have been approved by the Board of Directors at its meeting held on April 22, 2014. There are no qualifications in the auditor’s report for the year ended March 31, 2014. The information presented above is extracted from the audited financial statements as stated.
3	The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of third quarter of the respective financial year.
4	The Board of Directors at their meeting proposed a dividend of 6.85 per share, subject to the approval of the members at the ensuing Annual General Meeting.
5	In accordance with the RBI circular DBOD.No.BP.BC.88/21.06.201/2012-13 dated March 28, 2013, banks are required to disclose capital adequacy ratio computed under Basel III capital regulations from the quarter ended June 30, 2013. Accordingly, details for previous periods are not applicable.
6	During the quarter and year ended March 31, 2014, the Bank allotted 4456890 and 19631405 shares pursuant to the exercise of stock options by certain employees.
7	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.
8	As at March 31, 2014, the total number of branches (including extension counters) and ATM network stood at 3403 branches and 11256 ATMs respectively.
9	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2014: Opening: Nil; Additions: 694; Disposals: 694; Closing position: Nil.
10	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
11	10 lac = 1 million

10 million = 1 crore

Place: Mumbai	Aditya Puri
Date: April 22, 2014	Managing Director

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

HDFC BANK LIMITED GROUP

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2014

			( in lacs)
	Particulars	Year ended 31-03-2014	Year ended 31-03-2013
		Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	4255502	3586102
	a) Interest/discount on advances / bills	3307752	2759121
	b) Income on Investments	903920	782428
	c) Interest on balances with Reserve Bank of India and other inter bank funds	37860	30191
	d) Others	5970	14362
2	Other Income	829750	713297
3	TOTAL INCOME (1)+(2)	5085252	4299399
4	Interest Expended	2344545	1969545
5	Operating Expenses (i)+(ii)	1246965	1155190
	i) Employees cost	449447	420179
	ii) Other operating expenses	797518	735011
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	3591510	3124735
7	Operating Profit before Provisions and Contingencies (3)-(6)	1493742	1174664
8	Provisions (Other than tax) and Contingencies	172675	174263
9	Exceptional Items	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	1321067	1000401
11	Tax Expense	444616	310373
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	876451	690028
13	Extraordinary items (net of tax expense)	—	—
14	Net Profit / (Loss) for the year (12-13)	876451	690028
15	Minority Interest	2465	3352
16	Share in profits of associates	363	288
17	Consolidated profit for the year attributable to the Group	874349	686964
18	Paid up equity share capital (Face Value of 2/- each)	47981	47588
19	Reserves excluding revaluation reserves	4368682	3616684
20	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil
	(ii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	36.6	29.1
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	36.3	28.8

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Group is as under:

			( in lacs)
Particulars		Year ended 31-03-2014	Year ended 31-03-2013
		Audited	Audited
1	Segment Revenue
a)	Treasury	1178670	971102
b)	Retail Banking	4080486	3491965
c)	Wholesale Banking	1964534	1763382
d)	Other banking operations	683088	497906
e)	Unallocated	259	11277
	Total	7907037	6735632
	Less: Inter Segment Revenue	2821785	2436233

	Income from Operations	5085252	4299399

2	Segment Results
a)	Treasury	41230	22500
b)	Retail Banking	568541	442415
c)	Wholesale Banking	594011	475196
d)	Other banking operations	235905	181751
e)	Unallocated	(118620)	(121461)

	Total Profit Before Tax, Minority Interest & Earnings from Associates	1321067	1000401

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	12241141	11480639
b)	Retail Banking	(12909019)	(9696648)
c)	Wholesale Banking	5305539	2429843
d)	Other banking operations	1340452	1093222
e)	Unallocated	(1546276)	(1620650)

	Total	4431837	3686406

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes:

1	Consolidated Statement of Assets and Liabilities as on March 31, 2014 is given below.

		( in lacs)
Particulars	As at 31.03.2014	As at 31.03.2013
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	47981	47588
Reserves and Surplus	4368682	3616684
Minority Interest	15174	22134
Deposits	36708033	29609177
Borrowings	4959672	3949661
Other Liabilities and Provisions	4262454	3527054

Total	50361996	40772298

ASSETS
Cash and balances with Reserve Bank of India	2535722	1463088

Balances with Banks and Money at Call and Short notice	1455621	1290028
Investments	11957106	11096041
Advances	31541886	24724512
Fixed Assets	302628	277332
Other Assets	2569033	1921297

Total	50361996	40772298

2	The above results represent the consolidated financial results for HDFC Bank Limited, its subsidiaries and associates. These results have been approved by the Board of Directors at its meeting held on April 22, 2014. There are no qualifications in the auditor’s report for the year ended March 31, 2014. The information presented above is extracted from the audited consolidated financial statements as stated.
3	The above results are prepared in accordance with the principles set out in Accounting Standard 21- Consolidated Financial Statements and Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements as prescribed by the Institute of Chartered Accountants of India.
4	In accordance with RBI circular DBOD.No.BP.BC.2/21.06.201/2013-14 dated July 1, 2013, banks are required to make Pillar 3 disclosures under Basel III capital regulations for the Group. These disclosures are available at http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.
5	Figures of the previous year have been regrouped/reclassified wherever necessary to conform to current year’s classification.
6	10 lac = 1 million
10 million = 1 crore

Place: Mumbai	Aditya Puri
Date: April 22, 2014	Managing Director

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER AND YEAR ENDED MARCH 31, 2014

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter and year ended March 31, 2014, at their meeting held in Mumbai on Tuesday, April 22, 2014. Both the quarterly and annual accounts have been audited by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Year ended March 31, 2014

For the year ended March 31, 2014, the Bank earned total income of 49,055.2 crores. Net revenues (net interest income plus other income) for the year ended March 31, 2014 were 26,402.3 crores, up by 16.5% over 22,663.7 crores for the year ended March 31, 2013. For the year ended March 31, 2014, the net interest margin was 4.4% as against 4.5% for the year ended March 31, 2013. Cost to income ratio was at 45.6% for the year ended March 31, 2014, as against 49.6% for the previous year.

The Bank’s profit before tax was 12,772.1 crores, an increase of 31.0% over the year ended March 31, 2013. With the effective tax rate for the year at 33.6% as against 31.0% for the previous year, the net profit for year ended March 31, 2014 was 8,478.4 crores, up 26.0%, over the year ended March 31, 2013. Consolidated net profit of the Bank increased by 27.3% to 8,743.5 crores for the year ended March 31, 2014.

Profit & Loss Account: Quarter ended March 31, 2014

The Bank’s total income for the quarter ended March 31, 2014 was 12,790.0 crores, an increase of 14.9% over 11,127.5 crores for the quarter ended March 31, 2013. Net revenues were at 6,954.1 crores for the quarter ended March 31, 2014 as against 6,098.9 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2014 accounted for 71.2% of net revenues and grew by 15.3% to 4,952.6 crores from 4,295.3 crores for the quarter ended March 31, 2013, driven by average asset growth of 20.3% and a net interest margin for the quarter of 4.4%.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Other income (non-interest revenue) at 2,001.4 crores was 28.8% of the net revenues for the quarter ended March 31, 2014 and grew by 11.0% over 1,803.6 crores in the corresponding quarter ended March 31, 2013. The four components of other income for the quarter ended March 31, 2014 were fees & commissions of 1,521.2 crores ( 1,382.6 crores in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of 252.1 crores ( 201.4 crores for the corresponding quarter of the previous year), gain on revaluation / sale of investments of 33.3 crores ( 64.9 crores for the quarter ended March 31, 2013) and miscellaneous income including recoveries of 194.8 crores ( 154.7 crores for the corresponding quarter of the previous year).

Operating expenses for the quarter were 3,174.7 crores, an increase of 1.2% over 3,136.2 crores during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 45.7% as against 51.4% for the corresponding quarter ended March 31, 2013. With asset quality remaining stable during the quarter, provisions and contingencies were 286.1 crores for the quarter ended March 31, 2014 as against 300.5 crores for the corresponding quarter ended March 31, 2013.

The profit before tax was 3,493.2 crores, an increase of 31.2% over 2,662.2 crores for the quarter ended March 31, 2013. After providing 1,166.7 crores for taxation (effective tax rate of 33.4% against 29.0% for the corresponding quarter ended March 31, 2013), the Bank earned a net profit of 2,326.5 crores, an increase of 23.1% over the quarter ended March 31, 2013.

Balance Sheet: As of March 31, 2014

Total deposits as of March 31, 2014 were 367,337 crores, an increase of 24.0% over March 31, 2013. Savings account deposits grew 16.9% over the previous year to reach 103,133 crores. Current account deposits grew 17.5% over the previous year to reach 61,488 crores. CASA deposits were 44.8% of total deposits as on March 31, 2014.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Advances as of March 31, 2014 were 303,000 crores, an increase of 26.4% over March 31, 2013. The domestic loan mix between retail: wholesale is 53:47. Total advances in overseas branches as of March 31, 2014 were at 8% of the total advances as against 4% as of March 31, 2013. Adjusted for the one time increase in FCNR deposits swapped with RBI under the special window in the quarter ended December 31, 2013, and the related foreign currency loans, core deposits and advances growth for the year was 16.9% and 21.8% respectively.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at March 31, 2014 (computed as per Basel III guidelines) stood at 16.1% as against a regulatory requirement of 9%. Of this, Tier-I CAR was 11.8%.

DIVIDEND

The Board of Directors recommended a dividend of 6.85 per equity share of 2 for the year ended March 31, 2014, as against 5.5 per equity share of 2 for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

NETWORK

The Bank has continued its branch expansion adding 341 branches in the year ended March 31, 2014, of which 230 of these branches are in unbanked locations. As of March 31, 2014, the Bank’s distribution network was at 3,403 branches and 11,256 ATMs in 2,171 cities / towns as against 3,062 branches and 10,743 ATMs in 1,845 cities / towns as of March 31, 2013. 55% of the total branches are now in semi-urban and rural areas.

ASSET QUALITY

Gross non-performing assets (NPAs) were at 0.98% of gross advances as on March 31, 2014, as against 1.01% as on December 31, 2013 and 0.97% as on March 31, 2013. Net non-performing assets were at 0.3% of net advances as on March 31, 2014. Total restructured loans (including applications under process for restructuring) were at 0.2% of gross advances as of March 31, 2014.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. Our forward looking statements speak only as of the date on which they are made and we do not undertake any obligation, and we do not intend, to update or revise any forward looking statements to reflect events or circumstances after the date in the statement, even if our expectations or any related events or circumstances change. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and other countries which have an impact on our business activities or investments caused by any factor including the global financial crisis and problems in the Eurozone countries, terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91- 22 - 6652 1308 (D) / 6652 1000 (B)

Mobile: 09323620828

neeraj.jha@hdfcbank.com

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013